0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

Veolia Transdev:  creation of the world’s leading private-sector company in sustainable mobility
Completion of the merger of Veolia Transport and Transdev

Paris, 3 March, 2011.  After consultation with the employee representative bodies of Veolia Transport and Transdev and approval by decree of the French Commission on State Shareholdings and Transfers (Commission des Participations et des Transferts) Veolia Environnement and the Caisse des Dépôts announce the  creation of Veolia Transdev today, the result of the combination of their respective subsidiaries, Veolia Transport and Transdev. The company will be the world's private-sector leader in sustainable mobility with more than 110,000 employees in 28 countries.

Following completion of the transactions set out in the agreements signed in May 2010, Veolia Transdev is owned jointly by Veolia Environnement and the Caisse des Dépôts.

Now that the adaptation of the shareholders’ agreement, announced on February 7, has been approved by the relevant governing bodies, after consultation of the employee representative bodies, Veolia Transdev will have a single Chief Executive, Jérôme Gallot, with full operational responsibilities. The senior management team will implement the operational, geographic and modal synergies that have been identified and foster the rapid emergence of a common corporate culture focused on efficiency, business development, close ties with local communities and service quality.

In a global passenger transportation market driven by increasing urbanization, sustainable regional development and market liberalization, Veolia Transdev is uniquely positioned as the most multimodal and international operator in its industry.

The two shareholders reassert their ambition to seek a stock market listing for the new company when market conditions permit.

Veolia Environnement
Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009.

Caisse des Dépôts
The Caisse des Caisse des Dépôts and its subsidiaries constitute a state-owned group and long-term investor serving the public interest and local and regional economic development. Its role was reinforced by the Law on Modernisation of the Economy of 4 August 2008: “Caisse des Dépôts and its subsidiaries constitute a state-owned group at the service of the public interest and of the country’s economic development. The said group fulfils public interest functions in support of the policies pursued by the State and local and regional authorities, and may engage in competitive activities.”

One of Caisse des Dépôts’ priorities under the Elan 2020 strategic plan is to deal with national development needs by focusing on sustainable cities, mobility and infrastructures.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts :
Veolia Environnement :
Marie-Claire Camus – +33 (0) 1 71 75 06 08 – marie-claire.camus@veolia.com

Caisse des dépôts :
Benjamin Perret  +33 (0) 1 58 50 31 75 – benjamin.perret@caissedesdepots.fr

Press release also available on http://www.veolia-finance.com and www.caissedesdepots

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 3, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General